
July 15, 2024

Ignacio Galán
Chairman of the Board
Avangrid, Inc.
180 March Hill Road
Orange, Connecticut 06477

> **Re: Avangrid, Inc.**
> **Schedule 13E-3 filed June 21, 2024 by Avangrid, Inc. et al.**
> **File No. 005-89372**

Dear Ignacio Galán:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your proxy statement.

Schedule 13E-3 filed June 21, 2024; Preliminary Proxy Statement filed as Exhibit (a)(2)(i)

General

1. Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us as to what consideration was given to whether Mr. Galán is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. We note that Mr. Galán is Chairman of the Board of Directors of the Company and Executive Chairman of the Board of Directors of Iberdrola. Alternatively, please revise the Schedule 13E-3 to include Mr. Galán as a filing person. For assistance in making this determination, please refer to Interpretive Response 201.05 in the Going Private Transactions section of the Division's Compliance and Disclosure Interpretations. Please provide a similar analysis for Mr. Sainz Armada and Mr. Martínez Garrido, or revise to include Mr. Sainz Armada and Mr. Martínez Garrido as filing persons.

2. Please provide the information required by Item 1003(c)(5) of Regulation M-A with

respect to each executive officer and director of the Company. Refer to Item 3 of
Schedule 13E-3.

3.   Disclose whether Iberdrola purchased any subject securities during the past two years, and
if so, state the amount of the securities purchased, the range of prices paid and the average
purchase price for each quarter during that period. Refer to Item 1002(f) of Regulation M-
A.

4.   Please revise the form of proxy card to clearly mark it as a "Preliminary Copy." Refer to
Rule 14a-6(e)(1).

5.   Refer to slide 7 of Moelis' presentation dated May 17, 2024, which states that
management's long-term outlook "assumes that the Company divests a 60% interest in a
portfolio of Renewables assets (that are currently being marketed) at book value." To the
extent such plan would result in a sale or transfer of a material amount of assets of the
Company or any of its subsidiaries, describe such plan. Refer to Item 1006(c)(2) of
Regulation M-A and the instruction to Item 6 of Schedule 13E-3.

Background of the Merger, page 43

6.   Disclosure in the background section references negotiations regarding "various legal
issues," "key legal issues" and "key open issues." To the extent not already disclosed,
revise to disclose such issues. Refer to Item 1011(c) of Regulation M-A.

Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger,
page 62

7.   Refer to the disclosure on page 65 that, in evaluating the Merger Agreement and the
transactions contemplated thereby, the Unaffiliated Committee considered the "perceived
absence of any significant regulatory impediments to the Merger." However, disclosure
on page 53 indicates that one of the significant matters negotiated regarding the Merger
Agreement was "the efforts required by the Company and Iberdrola to obtain regulatory
approvals and clearances." It appears that discussions regarding this matter occurred on
May 1, May 10, May 12, May 13, May 14 and May 17, 2024. Please revise or advise.

Parent's Purpose and Reason for the Merger, page 91

8.   We note the statement on page 92 that "Parent decided to undertake the transactions
contemplated by the Merger Agreement, including the Merger, at this time because it
wants to take advantage of the benefits of the Company being a privately held company,"
as otherwise described in this section, including because "Parent believes the operating
environment has changed in a significant manner since the Company became a publicly
traded company as a result of the merger with UIL in 2015." In this respect, please
disclose why Parent determined to undertake the transaction at this time, as opposed to
any other time since the Company's merger with UIL in 2015. Refer to Item 1013(c) of
Regulation M-A.

Certain Effects of the Merger, page 98

9.   Refer to the disclosure on page 99 regarding the benefits and detriments of the Merger for
unaffiliated security holders. Please revise to describe the benefits and detriments of the
Merger for the filing persons and their affiliates. Refer to Item 1013(d) of Regulation M-

A and Instruction 2 thereto.

Representations and Warranties, page 124

10.   Refer to the disclosure on page 129 that Parent and Merger Sub have made representations and warranties to the Company regarding access to "sufficient cash on hand and/or undrawn amounts immediately available under existing lines of credit or other sources of funds to enable Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement, including the Merger." Please provide disclosure responsive to Item 1007(a), (b) and (d) of Regulation M-A or advise. Refer also to Item 1016(b) of Regulation M-A regarding the filing of loan agreements referred to in response to Item 1007(d) of Regulation M-A.

Book Value Per Share, page 235

11.   Please describe the effect of the transaction on Parent's interest in the net book value and net earnings of the Company in both dollar amounts and percentages. Refer to Exchange Act Rule 13e-3(e), Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Dividends, page 236

12.   State the frequency and amount of any dividends paid during the past two years with respect to the subject securities. Refer to Item 1002(d) of Regulation M-A.

Security Ownership of Management and Certain Beneficial Owners, page 238

13.   Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 with respect to Parent and Merger Sub. See Item 1008(a) of Regulation M-A and Item 11 of Schedule 13E-3. In addition, describe any transactions in the subject securities during the past 60 days. Refer to Item 1008(b) of Regulation M-A and Instruction 1 thereto.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions